Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Investor Relations and Sustainability Manager
Tel: +(51) 958699760
E-mail: cbustamante@cpsaa.com.pe

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR THIRD QUARTER 2023

Lima, Peru, October 25, 2023 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q23”) and the nine months of the year (“9M23”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Peruvian Soles (S/).

3Q23 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 3Q22, unless otherwise stated)

●	Revenues decreased 6.7%, mainly due to a contraction in demand, which affected the self-construction segment, as well as a stagnation in public investment. However, compared to 2Q23, revenues increased 16.9%.

●	Sales volume of cement, concrete and precast decreased 11.5%, mainly due to the above-mentioned reasons. However, when compared to 2Q23, sales volume increased 14.5%.

●	Consolidated EBITDA of S/128.9 million, a 3.2% increase, mainly due to efficiencies derived from the use of our own clinker as well as lower costs of raw materials.

●	Consolidated EBITDA margin of 24.9%, a 2.4 percentage point increase, mainly due to the above-mentioned decreased costs.

●	Net income of S/ 46.0 million, a 4.1% increase mainly due to the above-mentioned reasons.

9M23 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 9M22, unless otherwise stated)

●	Revenues decreased 9.1%, mainly due to the low levels of private and public investment, which affected cement demand, as well as the impact of cyclone Yaku during the first months of the year.

●	Sales volume of cement, concrete and precast decreased 15.2%, mainly due to the above-mentioned reasons.

●	Consolidated EBITDA of S/ 362.2 million, a 2.9% decrease, mainly due to decreased revenues, partially offset by lower costs.

●	Consolidated EBITDA margin of 25.2%, a 1.6 percentage point increase, mainly due to improved cost structure, as well as the halt in use of imported clinker and the use of lower cost raw materials.

●	Net income of S/ 133.0 million, a 3.6% decrease, in line with lower revenues as mentioned above. However, net income margin increased 0.5 percentage point, reaching 9.2% during this period.

	Financial and Operating Results
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Cement, concrete and precast shipments (MT)	781.5	882.7	-11.5%	2,202.8	2,597.8	-15.2%
In millions of S/
Sales of goods	516.7	553.6	-6.7%	1,438.7	1,581.9	-9.1%
Gross profit	174.6	165.9	5.2%	487.8	488.9	-0.2%
Operating profit	91.5	89.8	1.9%	256.9	269.2	-4.6%
Net income	46.0	44.2	4.1%	133.0	137.9	-3.6%
Consolidated EBITDA	128.9	124.9	3.2%	362.2	372.9	-2.9%
Gross Margin	33.8%	30.0%	3.8 pp.	33.9%	30.9%	3.0 pp.
Operating Margin	17.7%	16.2%	1.5 pp.	17.9%	17.0%	0.8 pp.
Net income Margin	8.9%	8.0%	0.9 pp.	9.2%	8.7%	0.5 pp.
Consolidated EBITDA Margin	24.9%	22.6%	2.4 pp.	25.2%	23.6%	1.6 pp.

MANAGEMENT COMMENTS

During 3Q23 we were able to focus on maximizing profitability. Revenues showed a sequential improvement, increasing 16.9% during 3Q23 compared to the previous quarter. Although year-over-year revenues did decrease, consolidated EBITDA reached S/ 128.9 million, an increase of 3.2% when compared to the third quarter of 2022, and EBITDA margin also increased 2.4 percentage points, reaching 24.9%. This is the outcome of our focus on cost optimization, which has allowed us to maximize profitability as the demand environment begins to improve.

Moving on to our strategy, we would first like to mention that for the first time we have entered the top 10 in the Merco Empresas y Líderes 2023 ranking. We also continue to lead the cement sector for the eighth consecutive year. Merco, is the most prestigious corporate reputation ranking for Spanish-speaking Latin America. Present in more than 16 countries it evaluates the policies and initiatives of companies through a survey of opinion leaders, journalists, and executives, highlighting the perception of reputation in different organizations. This recognition is especially significant considering that Pacasmayo is a Company that operates only in a region of Peru, unlike the other members of the top 10, which operate nationwide or even at the multinational level. Moreover, this important recognition is the reflection of the work we have been doing for the past 65 years, measuring ourselves to the highest quality and efficiency standards, hand in hand with great human talent. We take this recognition with great honor and responsibility and are committed to establishing ourselves as agents of change in our communities, achieving transformational change in the lives of people and our planet.

We are also very proud to announce that we are the first and only cement company in Peru to certify all of its products under the rigorous scheme 5 of ICONTEC. We obtained this certification for our entire cement portfolio, complying with the most rigorous level for products established by the Supreme Decree that regulates the commercialization of cement in Peru. This certification was obtained from ICONTEC, an international certification body for products, services and management systems. Product certification is carried out based on the requirements of the Cement Technical Regulations, which establish the characteristics that cement must meet at the production and marketing level. Likewise, it requires that all cement producing and importing companies in Peru comply with the requirements indicated in said document in order to be able to market their products. The certification process consisted of a rigorous audit of the quality management system at the production, manufacturing and marketing level in our three plants and at authorized points of sale. Our corporate culture always motivates us to exceed the quality standards of our products with focus on sustainability and scheme 5 of this certification is clear proof of this, as we are going above and beyond the legal requirements and using it as a tool for continuous improvement for the benefit of our clients and the sector as a whole.

Finally, we are extremely grateful and honored to let you know that our CEO has been elected as a Board member of the GCCA for the upcoming two-year period. The Global Cement and Concrete Association (GCCA) is the association of cement and concrete producers from around the world. Its members represent 80% of the global cement industry volume outside China and come from virtually every country in the world. In 2020, GCCA member companies came together to commit to producing carbon-neutral concrete by 2050, in line with global climate goals. This appointment is not only a recognition of our commitment and dedication, but it also makes us proud to represent our country as the only Peruvian company in said Board. Moreover, our participation represents a significant step towards our ongoing commitment to reducing the impacts of our industry and promoting sustainable, resilient construction, but always keeping in mind the crucial need for economic development that our region still so desperately needs.

To sum up, this quarter we were able to deliver increased profitability, in a slightly improving demand environment, but mostly because of our optimal cost structure, including the coming in line of our Pacasmayo plant optimization. Likewise, by continuously delivering on our strategy, we have successfully built a strong corporate reputation that will allow us to continue working towards finding the best path for our company in our efforts to play a crucial role in the economic development of our country, through proper housing and infrastructure that is both sustainable and climate resilient.

ECONOMIC OVERVIEW 3Q23:

During the third quarter of the year, the conditions of low economic growth and weak investment continued. Consequently, the Peruvian Central Bank has revised downward the GDP growth projection from 2.2% to 0.9% for 2023. Economic activity is expected to recover in 2024 and grow 3.0%, considering a moderate El Niño Phenomenon in the first quarter of 2024.

In recent weeks, the probability of a moderate to strong El Niño Phenomenon has increased. Although El Niño Phenomenon has an effect across all sectors, those most affected are fishing, construction, and agriculture. Likewise, although there is an impact at the national level, the Northern region is usually the most affected by heavy rains, in particular Tumbes, Piura, Lambayeque, and La Libertad. The current State budget of S/3.5 billion focuses mainly on emergency prevention, that is, cleaning rivers and streams and preventing landslides. Although there has been progress in prevention works, it is unlikely that the major works will be ready in time. The investment in large prevention projects amounts to S/ 6,200 million and only 45% has been put out to tender since they began to be awarded after almost 3 years of the approval of the budget for reconstruction with changes.

Despite the delays in prevention and reconstruction works after the 2017 coastal El Niño, a slight improvement is evident in the quality of bridges and roads in the Northern zone, which should be better prepared to face the next climatic phenomenon.

PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2019	2020	2021	2022	As of Aug-23	% part
Pacasmayo Group	2,615	2,576	3,625	3,437	3,080	23.2%
Imports	13	38	62	2	-	0.0%
Total	2,628	2,614	3,687	3,439	3,080	23.2%

Central Region (thousands of metric tons)

Plant	2019	2020	2021	2022	As of Aug-23	% part
UNACEM	5,316	4,172	5,838	6,297	5,900	44.4%
Caliza Inca	513	382	518	515	511	3.8%
Imports	663	493	630	202	156	1.2%
Total	6,492	5,047	6,986	7,014	6,567	49.5%

Southern Region (thousands of metric tons)

Plant	2019	2020	2021	2022	As of Aug-23	% part
Grupo Yura	2,584	2,019	2,895	3,047	2,732	20.6%
Imports	98	189	181	67	57	0.4%
Total	2,682	2,208	3,076	3,114	2,789	21.0%

Others	769	732	877	840	840	6.1%

Total, All Regions	12,571	10,601	14,626	14,407	13,276	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

OUR STRATEGIC PROGRESS

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Pacasmayo Plant	472.2	459.6	2.7%	1,177.9	1,335.8	-11.8%
Rioja Plant	76.9	76.8	0.1%	211.6	228.4	-7.4%
Piura Plant	223.5	344.3	-35.1%	792.4	1,013.3	-21.8%
Total	772.6	880.7	-12.3%	2,181.9	2,577.5	-15.3%

Cement production volume at the Pacasmayo plant increased 2.7% in 3Q23 compared to 3Q22, mainly due to the start of production of the new kiln. During 9M23, production decreased 11.8% compared to 9M22, as severe rainfall significantly reduced consumption during March and April.

In 3Q23, cement production volume at the Rioja plant remained in line with 3Q22. During 9M23, cement production decreased 7.4% compared to 9M22, mainly due to a moderation in demand.

Cement production volume at the Piura Plant decreased 35.1% in 3Q23 and 21.8% in 9M23 compared to 3Q22 and 9M22 respectively, mainly due to the moderation in demand mentioned above, as well as a shift in production to the Pacasmayo plant.

Total cement production volume decreased 12.3% in 3Q23 compared to 3Q22 and 15.3% in 9M23 compared to 9M22, in line with the decreased demand for cement.

Clinker Production Volume

(thousands of metric tons)

	Production
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Pacasmayo Plant	328.6	204.0	61.1%	763.9	674.4	13.3%
Rioja Plant	50.2	60.4	-16.9%	162.2	183.0	-11.4%
Piura Plant	-	206.0	-100.0%	527.5	747.5	-29.4%
Total	378.8	470.4	-19.5%	1,453.6	1,604.9	-9.4%

Clinker production volume at the Pacasmayo plant during 3Q23 increased 61.1%, mainly due to the start of our new kiln.

Clinker production volume at the Rioja plant decreased 16.9% in 3Q23 compared to 3Q22 and 11.4% in 9M23 compared to 9M22, in line with decreased cement demand, as well as inventory consumption during this quarter.

The Piura plant did not produce clinker this quarter, mainly due to the start of production of our new kiln in Pacasmayo, which resulted in a transfer of production to this plant, as well as to our annual production plan that aims to maximize the operational efficiency of our kilns. During 9M23, clinker production decreased 29.4%, due to the above-mentioned reasons.

Total clinker production volume decreased 19.5% in 3Q23 and 9.4% in 9M23, compared to 3Q22 and 9M22 respectively, mainly due to the moderation in cement demand.

Quicklime Production Volume

(thousands of metric tons)

	Production
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Pacasmayo Plant	4.7	9.1	-48.0%	23.1	33.8	-31.8%

Quicklime production volume in 3Q23 decreased 48.0% when compared to 3Q22 and decreased 31.8% in 9M23 when compared to 9M22, mainly due to our annual production program in order to maximize productivity, as well as lower sales volume.

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Piura and Rioja plants remained stable 1.0 million MT and 280,000 MT, respectively. Clinker capacity at the Pacasmayo plant increased from 1.5 million MT to 2.1 million MT.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Cement	65.1%	63.4%	1.7 pp.	54.2%	61.4%	-7.3 pp.
Clinker	62.6%	54.4%	8.2 pp.	60.3%	59.9%	0.4 pp.
Quicklime	7.9%	15.2%	-7.4 pp.	12.8%	18.8%	-6.0 pp.

Cement production utilization rate at the Pacasmayo plant increased 1.7 percentage points in 3Q23 compared to 3Q22, mainly due to a shift in production from the Piura plant. For the 9M23, cement production utilization rate decreased 7.4 percentage points mainly due to the decreased cement demand mentioned above.

Clinker production utilization rate in 3Q23 increased 8.2 percentage points compared to 3Q22, mainly due to the start of production of the new kiln this quarter. During 9M23, the clinker production utilization rate was flat compared to 9M22.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Quicklime production utilization rate in 3Q23 decreased 7.4 percentage points and decreased 6.0 percentage points in 9M23 when compared to 3Q22 and 9M22 respectively, mainly due to the decreased sales volume mentioned above.

Rioja Plant Utilization Rate

	Utilization Rate
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Cement	69.9%	69.8%	0.1 pp.	64.1%	69.2%	-5.1 pp.
Clinker	71.7%	86.3%	-14.5 pp.	77.2%	87.1%	-9.9 pp.

The cement production utilization rate at the Rioja plant was 69.9% in 3Q23, in line with 3Q22. During 9M23, it was 64.1%; 5.1 percentage points lower than 9M22, in line with decreased cement demand.

The clinker production utilization rate at the Rioja plant was 71.7% in 3Q23 and 77.2% in 9M23; 14.5 and 9.9 percentage points lower than 3Q22 and 9M22 respectively, mainly due to decreased cement demand and consumption of our clinker inventory during this quarter.

Piura Plant Utilization Rate

	Utilization Rate
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Cement	55.9%	86.1%	-30.2 pp.	66.0%	84.4%	-18.4 pp.
Clinker	-	82.4%	-82.4 pp.	70.3%	99.7%	-29.3 pp.

The cement production utilization rate at the Piura plant was 55.9% in 3Q23 and 66.0% in 9M23, a 30.2 and 18.4 percentage point decrease when compared to 3Q22 and 9M22 respectively, mainly due to the shift in production to the Pacasmayo plant, as well as to the temporary slowdown in demand.

The clinker production utilization rate at the Piura plant was 0.0% in 3Q23 and 70.3% in 9M23, a 82.4 and 29.3 percentage point decrease when we compare to 3Q22 and 9M22, mainly due to the annual production plan to optimize our costs.

Consolidated Utilization Rate

	Utilization Rate
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Cement	62.6%	71.3%	-8.8 pp.	58.9%	69.6%	-10.7 pp.
Clinker	44.6%	67.7%	-23.1 pp.	60.9%	77.0%	-16.0 pp.

The consolidated cement production utilization rate was 62.6% in 3Q23 and 58.9% in 9M23, 8.8 and 10.7 percentage points lower than 3Q22 and 9M22 respectively, in line with the slowdown in demand.

The consolidated clinker production utilization rate was 44.6% in 3Q23 compared to 3Q22 and 60.9% in 9M23, 23.1 and 16.0 percentage points lower than in 3Q22 and 9M22 respectively, mainly due to the increased use of the new kiln at the Pacasmayo plant, in order to maximize the operating efficiency of all our kilns.

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Sales of goods	516.7	553.6	-6.7%	1,438.7	1,581.9	-9.1%
Gross Profit	174.6	165.9	5.2%	487.8	488.9	-0.2%
Total operating expenses, net	-83.1	-76.1	9.2%	-230.9	-219.7	5.1%
Operating Profit	91.5	89.8	1.9%	256.9	269.2	-4.6%
Total other expenses, net	-24.5	-25.9	-5.4%	-66.8	-70.6	-5.4%
Profit before income tax	67.0	63.9	4.9%	190.1	198.6	-4.3%
Income tax expense	-21.0	-19.7	6.6%	-57.1	-60.7	-5.9%
Profit for the period	46.0	44.2	4.1%	133.0	137.9	-3.6%

During 3Q23, revenues decreased 6.7% and 9.1% in 9M23, compared to 3Q22 and 9M22 respectively, mainly due to decreased sales volumes. However, gross profit increased 5.2% in 3Q23, mainly due to decreased costs, as we maximized the use of our own clinker and benefitted from lower costs of raw materials. During 9M23, gross profit remained in line with the same period of the previous year. Profit for the period increased 4.1% in 3Q23 as compared to 3Q22, mainly due to the efficiencies mentioned above. During 9M23, profit for the period decreased 3.6% when compared to 9M22, primarily due to decreased sales, partially offset by cost optimizations.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Sales of goods	497.0	516.2	-3.7%	1,364.8	1,463.2	-6.7%
Cost of Sales	-322.4	-352.1	-8.4%	-878.4	-977.6	-10.1%
Gross Profit	174.6	164.1	6.4%	486.4	485.6	0.2%
Gross Margin	35.1%	31.8%	3.3 pp.	35.6%	33.2%	2.5 pp.

Sales of cement, concrete and precast decreased 3.7% in 3Q23 and 6.7% in 9M23, when compared to 3Q22 and 9M22 respectively, mainly due to decreased volume of bagged cement and precast, mainly due to the decrease in self-construction, public and private works. Gross margin increased 3.3 percentage points during 3Q23 and 2.5 percentage points during 9M23, when compared to 3Q22 and 9M22 respectively, mainly due to the decreased use of imported clinker, as well as decreased costs of raw materials, mainly coal.

Sales: cement

(in millions of Soles S/)

Sales of cement represented 88.3% of cement, concrete, and precast sales during 3Q23.

	Cement
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Sales of goods	438.9	458.2	-4.2%	1,228.2	1,296.0	-5.2%
Cost of Sales	-267.4	-299.8	-10.8%	-746.7	-822.8	-9.2%
Gross Profit	171.5	158.4	8.3%	481.5	473.2	1.8%
Gross Margin	39.1%	34.6%	4.5 pp.	39.2%	36.5%	2.7 pp.

Sales of cement decreased 4.2% in 3Q23 compared to 3Q22 and 5.2% in 9M23 compared to 9M22, mainly due to decreased demand from the self-construction segment, from the record levels reached in the post-pandemic times. However, gross margin increased 4.5 percentage points during 3Q23 and 2.7 percentage points during 9M23, when compared to 3Q22 and 9M22 respectively, mainly due to cost optimization, as we have now discontinued the use of imported clinker, as well as lower costs of raw materials such as coal and higher average prices.

Sales: concrete, pavement, and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 10.4% of cement, concrete, and precast sales during 3Q23.

	Concrete, pavement, and mortar
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Sales of goods	51.5	49.8	3.4%	120.8	144.1	-16.2%
Cost of Sales	-47.6	-43.4	9.7%	-113.8	-128.4	-11.4%
Gross Profit	3.9	6.4	-39.1%	7.0	15.7	-55.4%
Gross Margin	7.6%	12.9%	-5.3 pp.	5.8%	10.9%	-5.1 pp.

Sales of concrete, pavement and mortar increased 3.4% during 3Q23, when compared to 3Q22, mainly due to increased sales of pavement as we began dispatches for the Piura airport. During 9M23, sales of concrete, pavement and mortar decreased 16.2% when compared to 9M22, mainly due to decreased public and private investment, partially offset by the works executed this quarter. Gross margin decreased 5.3 percentage points in 3Q23 compared to 3Q22 and 5.1 percentage points in 9M23 compared to 9M22, mainly due to lower dilution of fixed costs.

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.3% of cement, concrete, and precast sales during 3Q23.

	Precast
	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Sales of goods	6.7	8.2	-18.3%	15.8	23.2	-31.9%
Cost of Sales	-7.5	-8.9	-15.7%	-18.0	-26.5	-32.1%
Gross Profit	-0.8	-0.7	14.3%	-2.2	-3.3	-33.3%
Gross Margin	-11.9%	-8.5%	-3.4 pp.	-13.9%	-14.2%	0.3 pp.

During 3Q23, precast sales decreased 18.3% compared to 3Q22 and 31.9% in 9M23 compared to 9M22, mainly due to decreased public and private investment. Gross margin was negative during this quarter, mainly due to market contraction and the consequent lower dilution of fixed costs.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	3Q23	3Q22%	Var.	9M23	9M22%	Var.
Sales of goods	3.3	9.7	-66.0%	19.6	31.5	-37.8%
Cost of Sales	-3.5	-8.5	-58.8%	-18.0	-30.8	-41.6%
Gross Profit	-0.2	1.2	N/R	1.6	0.7	N/R
Gross Margin	-6.1%	12.4%	-18.4 pp.	8.2%	2.2%	5.9 pp.

During 3Q23, quicklime sales decreased 66.0%, when compared to 3Q22 and 37.8% in 9M23 when compared to the same period of the previous year, mainly due to decreased sales volume. In addition, gross margin decreased 18.4 percentage points in 3Q23 compared to 3Q22, mainly due to lower dilution of fixed costs. However, during 9M23, gross margin increased 5.9 percentage points when compared to 9M22, mainly due to our focus on higher margin products, as well as the moderation in coal prices.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	3Q23	3Q22%	Var.	9M23	9M22%	Var.
Sales of goods	16.4	27.7	-40.8%	54.3	87.1	-37.7%
Cost of Sales	-16.1	-26.9	-40.1%	-54.0	-83.9	-35.6%
Gross Profit	0.3	0.8	-62.5%	0.3	3.2	-90.6%
Gross Margin	1.8%	2.9%	-1.1 pp.	0.6%	3.7%	-3.1 pp.

During 3Q23, construction supply sales decreased 40.8% compared to 3Q22 and 37.7% in 9M23 compared to 9M22, mainly due to decreased sales of steel bars. Gross margin decreased 1.1 percentage points in 3Q23 and 3.1 percentage points in 9M23, compared to 3Q22 and 9M22 respectively, mainly due to higher costs.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	3Q23	3Q22%	Var.	9M23	9M22%	Var.
Personnel expenses	28.8	30.5	-5.6%	89.7	86	4.3%
Third-party services	16.2	17.3	-6.4%	48.7	50.3	-3.2%
Board of Directors	1.7	1.7	0.0%	4.6	4.8	-4.2%
Depreciation and amortization	3.6	4.2	-14.3%	10.9	12.2	-10.7%
Other	4.9	4.4	11.4%	17.3	13.1	32.1%
Total	55.2	58.1	-5.0%	171.2	166.4	2.9%

Administrative expenses decreased 5.0% in 3Q23 compared to 3Q22, mainly due a temporary decrease in personnel expenses, as well as lower third-party services. During 9M23, administrative expenses increased 2.9% compared to 9M22, mainly due to an increase in salaries, in line with inflation as well as in licenses.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	3Q23	3Q22%	Var.	9M23	9M22%	Var.
Personnel expenses	11.3	11.6	-2.6%	31.0	32.8	-5.5%
Advertising and promotion	2.0	2.0	-	6.1	6.2	-1.6%
Third party services	2.0	1.9	5.3%	5.7	5.6	1.8%
Other	2.4	1.7	41.2%	8.1	6.5	24.6%
Total	17.7	17.2	2.9%	50.9	51.1	-0.4%

Selling expenses increased 2.9% in 3Q23 compared to 3Q22 mainly due increased web maintenance services. During 9M23, selling expenses remained in line with 9M22.

EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	3Q23	3Q22%	Var.	9M23	9M22%	Var.
Net Income	46.0	44.2	4.1%	133.0	137.9	-3.6%
+ Income tax expense	21.0	19.7	6.6%	57.1	60.7	-5.9%
- Finance income	-2.1	-0.9	N/R	-4.3	-2.4	79.2%
+ Finance costs	26.9	25.0	7.6%	76.8	71.6	7.3%
+/- Net loss on the valuation of trading derivative financial instruments	0.0	-0.1	-100.0%	0.0	0.0	0.0
+/- Net loss from exchange rate	-0.4	1.9	N/R	-5.7	1.5	N/R
+ Depreciation and amortization	37.5	35.1	6.8%	105.3	103.6	1.6%
Consolidated EBITDA	128.9	124.9	3.2%	362.2	372.9	-2.9%

Consolidated EBITDA increased 3.2% in 3Q23 mainly due to a better cost structure, derived from lower coal costs and the reduction of imported clinker as our new kiln in Pacasmayo is now fully operational. During 9M23, EBITDA decreased 2.9% when compared to 9M22, mainly due to the decrease in demand.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of September 30, 2023, the cash balance was S/ 177.1 million (US $46.7 million). This balance includes certificates of deposit in the amount of S/ 106 million (US $27.9 million) and US $1.5 million, distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 14.0	7.13%	September 29, 2023	October 5, 2023
Banco de Crédito del Perú	S/ 8.5	7.88%	August 31, 2023	November 29, 2023
Banco de Crédito del Perú	S/ 8.5	7.78%	September 8, 2023	November 29, 2023
Banco de Crédito del Perú	S/ 8.5	7.13%	September 29, 2023	October 4, 2023
Scotiabank Perú	S/ 8.5	7.80%	September 14, 2023	December 1, 2023
Scotiabank Perú	S/ 8.5	7.50%	September 21, 2023	December 1, 2023
Scotiabank Perú	S/ 8.5	7.15%	September 28, 2023	December 1, 2023
Banco de Crédito del Perú	S/ 7.0	7.20%	September 29, 2023	October 12, 2023
Banco de Crédito del Perú	S/ 6.0	7.20%	September 29, 2023	October 12, 2023
Banco de Crédito del Perú	S/ 5.0	7.13%	September 29, 2023	October 3, 2023
Banco de Crédito del Perú	S/ 5.0	7.13%	September 29, 2023	October 5, 2023
Banco de Crédito del Perú	S/ 4.5	7.13%	September 29, 2023	October 5, 2023
Banco de Crédito del Perú	S/ 4.0	7.16%	September 22, 2023	October 5, 2023
Banco de Crédito del Perú	S/ 2.0	7.13%	September 29, 2023	October 3, 2023
Banco de Crédito del Perú	S/ 1.5	7.13%	September 29, 2023	October 5, 2023

	S/ 100.0

Certificates of deposits in American Dollars

Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 1.5	4.70%	September 29, 2023	October 5, 2023

	USD 1.5

The remaining balance of S/ 71.1 million (US$ 18.8 million) is held mainly in the Company’s bank accounts, of which US$ 12.8 million are denominated in US dollars and the balance in Soles.

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Certificates of deposits in Soles

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	346.4	312.7	312.7	609.1	1,580.9
Future interest payments	88.0	137.8	102.5	78.2	406.5
Total	434.4	450.5	415.2	687.3	1,987.4

As of September 30, 2023, the Company’s total outstanding debt, as shown in the financial statements, amounted to S/ 1,573.8 million (US$ 414.5 million). This debt is mainly composed of the two local bonds issued in January 2019 and the club deal obtained last year.

As of September 30, 2023, Debt/EBITDA ratio was 3.3 times.

Capex

(in millions of Soles S/)

As of September 30, 2023, the Company invested S/ 258.4 million (US$ 68.1 million), allocated to the following projects:

Projects	9M23
Pacasmayo Plant Projects	230.2
Concrete and aggregates equipment	11.4
Rioja Plant Projects	6.2
Piura Plant Projects	8.2
Others	2.4
Total	258.4

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.797 per US$ 1.00, which was the average exchange rate, reported as of September 30, 2023, by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2023 (unaudited) and December 31,2022 (audited)

	As of Sep-23	As of Dec-22
	S/ (000)	S/ (000)
Cash and cash equivalents	177,124	81,773
Term deposits with maturity greater than ninety days	8,500	-
Other financial instruments	-	86,893
Trade and other receivables,net	96,078	101,491
Income tax prepayments	4,369	8,268
Inventories	817,685	884,969
Prepayments	21,595	25,059
Total current assets	1,125,351	1,188,453
Trade and other receivables, net	43,928	43,543
Financial instruments designated at fair value through OCI	274	274
Property, plant and equipment, net	2,151,371	2,007,838
Intangible assets, net	60,882	56,861
Goodwill	4,459	4,459
Deferred income tax assets	11,220	9,005
Right-of-use assets	6,470	3,639
Other assets	78	89
Total non-current assets	2,278,682	2,125,708
Total assets	3,404,033	3,314,161
Trade and other payables	277,535	284,554
Financial obligations	345,146	618,907
Lease liabilities	3,184	2,005
Income tax payable	9,159	16,340
Provisions	56,120	31,333
Total current liabilities	691,144	953,139
Financial obligations	1,228,637	974,264
Lease liabilities	3,804	2,350
Provisions	20,675	47,638
Deferred income tax liabilities	130,082	141,635
Total non-current liabilities	1,383,198	1,165,887
Total liabilities	2,074,342	2,119,026
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares holds in Treasury shares	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,272)	(17,787)
Retained earnings	401,659	268,618
Total Equity	1,329,691	1,195,135
Total liability and equity	3,404,033	3,314,161

INTERIM CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF PROFIT AND LOSS

For the three and nine-month periods ended September 30, 2023, and 2022 (both unaudited)

	3Q23	3Q22	9M23	9M22
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	516,664	553,556	1,438,698	1,581,851
Cost of sales	(342,025)	(387,695)	(950,886)	(1,092,943)
Gross profit	174,639	165,861	487,812	488,908
Operating income (expenses)
Administrative expenses	(55,099)	(58,149)	(171,155)	(166,399)
Selling and distribution expenses	(17,689)	(17,242)	(50,897)	(51,237)
Other operating (expenses) income, net	(10,290)	(688)	(8,814)	(2,023)
Total operating expenses , net	(83,078)	(76,079)	(230,866)	(219,659)

Operating profit	91,561	89,782	256,946	269,249
Other income (expenses)
Finance income	2,063	855	4,254	2,425
Financial costs	(26,907)	(24,999)	(76,784)	(71,607)
Accumulated net loss due on settlement of derivative financial instruments	-	62	19	(2)
Loss from exchange difference, net	376	(1,832)	5,717	(1,481)

Total other expenses, net	(24,468)	(25,914)	(66,794)	(70,665)

Profit before income tax	67,093	63,868	190,152	198,584
Income tax expense	(20,978)	(19,667)	(57,111)	(60,679)

Profit for the period	46,115	44,201	133,041	137,905

Earnings per share
Basic and diluted earnings per year attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	0.10	0.10	0.20	0.32

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2023, 2022 (unaudited)

	Attributable to equity holders of the parent
	Capital		Investment Shares	Investments Shares hold in Treasury	Additional paid-in capital	Legal reserve	Unrealized gain(loss) in financial instruments designated at fair value	Unrealized gain(loss) on cash flow hedge	Retained earnings
	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	137,905	137,905
Other comprehensive loss	-	-	-	-	-		1,161	-	1,161
Total comprehensive income	-					-	1,161	137,905	139,066
Balance as of September 30, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(3,064)	409,500	1,334,871
Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	133,041	133,041
Other comprehensive loss	-	-	-	-	-	-	1,520	-	1,520
Others	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-		(5)	1,520	133,041	134,556
Balance as of September 30, 2023	423,868	40,279	-121,258	432,779	168,636	(16,272)	-	401,659	1,329,691